Exhibit 99.3

AGREEMENT AMONG TRUSTEES
OF THE E. L. AND THELMA GAYLORD FOUNDATION
WITH RESPECT TO TRANSACTIONS IN THE STOCK
OF GAYLORD ENTERTAINMENT COMPANY

     This Agreement Among Trustees of the E. L. and Thelma Gaylord Foundation with Respect to Transactions in the Stock of Gaylord Entertainment Company (this “Agreement”) is entered into as of January 8, 2004 by and between Christine Gaylord Everest (“Ms. Everest”), Mary Inez Gaylord McClean, Louise Gaylord Bennett and David O. Hogan (each a “Trustee” and collectively, the “Trustees”) of the E. L. and Thelma Gaylord Foundation (the “Foundation”) pursuant to the E. L. and Thelma Gaylord Foundation Trust Agreement entered into on December 27, 1994, as amended on February 22, 2002 and March 21, 2003 (the “Trust Agreement”).

     WHEREAS, pursuant to Article VI of the Trust Agreement, the Trustees have the power to purchase or sell any of the Foundation assets or any interest therein for such price or prices and upon such terms as the Trustees, in their discretion, may deem advisable for the best interest of the Foundation;

     WHEREAS, among other Foundation assets, the Foundation owns 405,978 shares of Common Stock (“Common Stock”) of Gaylord Entertainment Company (the “Company), a publicly traded company;

     WHEREAS, the Foundation anticipates receiving a distribution of 5,000,000 shares of Common Stock of the Company in the near future;

     WHEREAS, Ms. Everest is a member of the Board of Directors of the Company;

     WHEREAS, by reason of her position as a member of the Board of Directors of the Company, Ms. Everest (i) can be expected to come into possession, from time to time, of material non-public information relating to the Company and (ii) is subject to the terms of the Company Policy Regarding Special Trading Procedures, the Statement of Company Policy Regarding Insider Trading and federal securities laws with respect to any transactions involving or relating to the Common Stock;

     WHEREAS, the Trustees are of the view that it is appropriate and in the best interests of the Foundation to consider diversification of the Foundation assets, and as a result, may decide to sell shares of Common Stock or otherwise enter into transactions involving or relating to the Common Stock;

     WHEREAS, the Trustees desire to enter into transactions with respect to the Common Stock which will comply with the Company Policy Regarding Special Trading

Procedures, the Statement of Company Policy Regarding Insider Trading and federal securities laws.

     NOW THEREFORE, in consideration of the mutual promises contained herein, the Trustees agree as follows:

1.	Exclusive Authority. Effective as of the date hereof, Ms. Everest shall abstain from exercising her power and authority as a Trustee to make decisions individually or with the other Trustees to sell, repurchase or take any action to enter into a transaction involving or relating to the Common Stock or to direct any action to be taken with respect to the Common Stock for or on behalf of the Foundation. The Trustees hereby agree that the authority to make decisions to sell, repurchase or take any action to enter into a transaction for or on behalf of the Foundation involving or relating to the Common Stock shall be vested exclusively with the Trustees other than Ms. Everest.

2.	No Communication or Participation. Ms. Everest shall not participate in any discussions by the Trustees regarding any decision to sell, repurchase or take any other action to enter into any transaction for or on behalf of the Foundation involving or relating to the Common Stock, and if any such matter arises during the course of a meeting of the Trustees, Ms. Everest will absent herself from the meeting during such discussion. Ms. Everest shall not give any directions to any third party to direct a sale, repurchase or enter into any other transaction for or on behalf of the Foundation involving or relating to the Common Stock or participate in any discussions or communications with any third parties, including, without limitation, representatives of brokerage firms, investment advisors of the Foundation or any potential purchasers, respecting any such proposed transactions.

3.	Information Known to Trustees. In the event any Trustee comes into possession or becomes aware of material non-public information regarding the Company, such Trustee shall abstain from participating in Trustee discussions and decisions regarding any transactions in the Common Stock for or on behalf of the Foundation and shall conform with the policies and procedures stated in the Statement of Company Policy Regarding Insider Trading until such time as such material information becomes publicly available.

4.	Amendment. This Agreement may not be amended, modified or supplemented without the written consent of a majority of the Trustees.

5.	Trust Agreement. Nothing in this Agreement is intended to modify the Trust Agreement and this Agreement shall be deemed solely an agreement among the Trustees.

6.	Governing Law. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of Oklahoma without regard to its conflict of laws or choice of law provisions.

7.	Headings. The section headings contained in this Agreement are for convenience and reference only and shall not affect the meaning or interpretation of this Agreement.

8.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered (which deliveries may be by facsimile) by the Trustees.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

/s/ Christine Gaylord Everest
Christine Gaylord Everest

/s/ Mary Inez Gaylord McClean
Mary Inez Gaylord McClean

/s/ Louise Gaylord Bennett
Louise Gaylord Bennett

/s/ David O. Hogan
David O. Hogan

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